finnest

Family money management. Simple.

We have created generations of financially unprepared kids



The Hills
DEBBIE & ROBERT
(45 years old)

BOBBY (13) &
SALLY (11)

- Basic understanding on money
- Lack of Savings
- Revolving Credit Card Balances
- Student Loan Crisis

→ Parents look for an effective and effortless solution to manage and teach money

finnest

Finnest is shaping the next generation of savers, responsible consumers, and investors


finnest

Make Smart Decisions





Set Goals



Grow Wealth & Give Back

The Finnest App & Card


nest
4117 7539 1234 5678
4117
VALID THRU
07/21
Bobby Hill
PREPAID
VISA


$35
Goal
$140
Soccer Trip
$70
Goal
$300
Roblox
$5
Goal
$20


Bobby
Card
$50
Total Wealth
$160
Nest
$110

For parents and kids



<u>A mobile banking app and debit card for kids & teens</u>

- Earning, saving, giving, investing and spending
- Platform for educational content
- Platform for products beyond debit
- High interaction with users through games and push

<u>A money management tool for parents</u>

- Open an account in less then 4 minutes
- Instant P2P transfer to and from kids
- Oversight, control and automation for parents
- Instill the right behavior

finnest

THE COMPETITIVE LANDSCAPE


BUILDS GOOD HABITS
Finnest
TEENS
Current
Green
-light
KIDS
Custodial
Linked
Account
AmEx
Bluebird
Gift
Card
FACILITATES SPENDING

A SIMPLE BUSINESS MODEL

Subscription	Interchange	Licensing
A simple pricing per family	Based on spending volume	White label and co-branded software

Go to Market Strategy

A solid mix of

- Direct to consumer marketing strategy
- Licensing
- Partnerships

Over $6 billion total addressable market opportunity

finnest

WE'VE BUILT A STRONG TEAM…



Augusto Montiero
Lead Engineer
Full Stack



Clemens Grave
Founder & CEO
MSc. Brown University



Joe St. Germain
CFO
Founder Company Launch Partners



Richard Petrov
Front-end Engineer
Full Stack



F. Bartholomew
VP of Product Design
Neuroscience Brown U



Andi Pollinger
Interim CMO
Fmr. SVP Marketing at Fidelity

finnest